KNOWLEDGE POWER CORPORATION

November 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director

	Re:	Knowledge Power Corporation Request for Withdrawal of Registration Statement on Form S-1 File No. 333-165077

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Knowledge Power Corporation, a Nevada corporation (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 (File No. 333-165077), originally filed on February 6, 2010 (together with all exhibits thereto, the "Registration Statement"). At this time, the Company has determined not to proceed with its public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Company confirms that no securities of the Company were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at c/o Knowledge Power Corporation, 215 Kelso Crescent, Vaughan, Ontario L6A 2E1 with a copy to the Company's counsel, M & CO. CPA’s, 8953 Woodbine Avenue, Suite 2, Markham, Ontario L3R 0J9, facsimile number (905) 474-5591.

If you have any questions regarding the foregoing application for withdrawal, please call Atul Mehra, at (416) 727-7875.

Very truly yours,

KNOWLEDGE POWER CORPORATION

By:	/s/ Atul Mehra
Atul Mehra
Chief Executive Officer

cc:	Securities and Exchange Commission